

January 28, 2015

Via E-mail
Nat Krishnamurti
Chief Financial Officer
Applied Minerals, Inc.
110 Greene Street, Suite 1101
New York, NY 10012

> **Re: Applied Minerals, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed March 14, 2014**
> **Response dated January 22, 2015**
> **File No. 000-31380**

Dear Mr. Krishnamurti:

We have reviewed your filing and supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Consolidated Financial Statements and Supplementary Data, page 23
Notes to the Consolidated Financial Statements, page 33
Note 4 - Property and Equipment, page 35

1.   We have reviewed your response to prior comment 2 in our letter dated January 14, 2015. The Dragon Mine currently has no proven or probable reserves and is in the exploration stage. We do not believe you have provided persuasive evidence to support a conclusion that the capitalized costs related to your new plant facility being constructed on the site of Dragon Mine and the related equipment are recoverable through future production. Examples of persuasive evidence may include signed customer contracts and other types of firm commitments or arrangements to purchase your products that would demonstrate your ability to generate ongoing material revenue streams from your

customers. Accordingly, we believe these capitalized costs should have been expensed as incurred. Please amend your Form 10-K for the year ended December 31, 2013 and your interim 2014 Forms 10-Q to restate your historical financial statements and related financial information for all periods presented. In addition, please file an Item 4.02 Form 8-K immediately to announce the non-reliance on your previously issued financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Suying Li at (202) 551-3335 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining